ACB 2007
Investor Relations Conference

MAY 24, 2007

Provident Financial Holdings, Inc.

www. myprovident.com

Provident Financial Holdings, Inc.

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2006. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq GSM:	PROV
Share price:	$27.51
52-week range:	$26.80 - $33.15
Shares outstanding	6,543,993 shares
Market cap:	$180.0 million
P/E (ttm):	14.04
EPS (ttm):	$1.96
Annual div & yield:	$0.72 (2.62%)
Div distribution date:	14-Jun-07
Div record date:	21-May-07
As of March 31, 2007	

Organizational Chart



Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- 50 years of name recognition and partnering with the community
- Largest independent community bank headquartered in Riverside County, California

Provident Locations

Provident Financial Holdings, Inc.


Pleasanton, Northern California
San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Ave. (January 2008)
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga
- San Diego

Retail Offices:

- Call Center, Riverside
- Carlsbad
- Corona
- Diamond Bar
- Glendora
- La Quinta
- Rancho Mirage
- Riverside
- Temecula
- Torrance
- Vista

Provident Financial Holdings, Inc.

Attractive Inland Empire Market

- "In 2007, the Inland Empire economy is forecasted to add 37,200 jobs (2.9%). In addition, the low unemployment rate will leave many jobs unfilled."
  Source: April 2007 Inland Empire Quarterly Economic Report.
- "Closing 2006 with a vacancy rate below 10 percent for the 10th consecutive quarter, the Inland Empire began 2007 with trends seen in past quarters - low vacancy rates, rising asking rental rates and increasing under construction activity."
  Source: 1st Quarter 2007 Grubb & Ellis Inland Empire Office Market Trends.
- "The office sector in the Inland Empire has been booming, largely due to the population increasing by 100,000 annually and office employment growing at 7 percent."
  Source: 2007 USC Lusk Center Casden Real Estate Economics Forecast.
- "The Inland Empire is the top market in the nation for new construction of industrial space, the vast majority for warehouses and distribution centers serving the nearly 40 percent of all goods from Asia that pass through the ports of Los Angeles and Long Beach."
  Source: 2007 USC Lusk Center Casden Real Estate Economics Forecast.

Provident Financial Holdings, Inc.

Current Business Strategy in a Difficult Environment

Preferred Loan Growth

- Devote resources to commercial, multi-family, business and to a much lesser degree construction lending.

Deposit Growth

- Ongoing investment in deposit growth within existing footprint executed through careful de novo branching.

Right Size Mortgage Banking

- Reorganization of division in response to changing secondary market conditions.

Share Repurchase Program

- Investing in treasury stock at approximately 1.25x tangible book value is a compelling alternative.

PROV Highlights

PROVIDENT
Provident Financial Holdings, Inc.

Financial Position:	As of 03/31/2007	As of 12/31/2005
Total assets ………………………	$ 1.77 billion	$ 1.58 billion
Loans held for investment …….	$ 1.39 billion	$ 1.16 billion
Deposits ………………………..	$ 982.6 million	$ 945.1 million
Equity ……………………………	$ 131.6 million	$ 130.5 million
Tangible equity …………………	$ 131.6 million	$ 130.4 million

Financial Results:	Quarter Ended 03/31/2007	Quarter Ended 12/31/2005
Net income ……………………..	$ 2.5 million	$ 8.4 million
Return on average equity ……..	7.60%	26.12%
Return on average assets …….	0.58%	2.13%
Net interest margin …………….	2.50%	2.87%
Efficiency ratio …………………	59.89%	34.72%
Total loan originations ………..	$ 386.0 million	$ 452.8 million
Provident Bank ………………	$ 54.7 million	$ 52.4 million
Provident Bank Mortgage ….	$ 331.3 million	$ 400.4 million

Quarterly Net Income



(In Millions)
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$ -
$4.8
$3.4
$4.1
$3.9
$1.5
$2.5
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
03/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Net Income was $8.4 million as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Net Income was $3.8 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Net Income was $5.3 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Pre-Tax Income - Operating Segments


(In Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
-$1.0
$2.1
$6.3
$0.1
$6.0
$1.2
$6.1
$0.9
$6.1
$0.1
$2.7
$5.4
$(0.8)
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
03/07
(Quarter Ended)
Community Banking
Mortgage Banking

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $12.5 million as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Pre-Tax Income for Community Banking was $5.6 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $8.4 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Quarterly Net Interest Income



(In Millions)
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
$11.0
$11.2
$10.9
$10.8
$10.5
$10.7
Rebound?
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)

Non-Interest Income



(In Millions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
New fee structure implemented on June 15th
$1.7
$3.4
$1.5
$2.7
$1.5
$3.1
$1.6
$3.5
$1.4
$2.9
$1.4
$2.3
12/05 (1)
03/06
06/06
09/06 (2)
12/06
03/07
(Quarter Ended)
Gain on Sale of Loans
Other Fees

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Other Fees were $8.0 million as described in the Form 10-Q for the quarter ended December 31, 2005.
(2) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Other Fees were $3.9 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Net Interest Margin


3.25%
3.00%
2.75%
2.50%
2.25%
2.00%
2.87%
3.00%
2.82%
2.68%
2.51%
2.50%
Is this the bottom?
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Net Interest Margin vs. Fed Funds



5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
Balance Sheet is slightly liability sensitive

	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07
NIM (%)	2.90%	2.80%	2.87%	3.00%	2.82%	2.68%	2.51%	2.50%
Fed Funds (%)	3.25%	3.75%	4.25%	4.75%	5.25%	5.25%	5.25%	5.25%

Operating Expenses



(In Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$7.8
$8.0
$8.4
$8.2
$8.2
$8.6
12/05
03/06
06/06 (1)
09/06
12/06
03/07
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Operating Expenses were $8.9 million as described in the Form 10-K for the fiscal year ended June 30, 2006.

G&A to Average Assets



2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
Steady improvement
1.97%
2.09%
2.13%
2.00%
1.93%
1.97%
12/05
03/06
06/06 (1)
09/06
12/06
03/07
(Quarter Ended)

(1) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, G&A to Average Assets was 2.26%.

Provident Financial Holdings, Inc.

Efficiency Ratio


Deterioration, largely the result of lower gain on sale of loans
60.00%
57.50%
55.00%
52.50%
50.00%
47.50%
45.00%
42.50%
40.00%
48.27%
52.19%
54.33%
51.99%
55.77%
59.89%
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
03/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, the Efficiency Ratio was 34.72% as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, the Efficiency Ratio was 57.54% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, the Efficiency Ratio was 45.37% as described in the Form 10-Q for the quarter ended September 30, 2006.

Return on Average Assets


1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.20%
0.89%
1.04%
0.95%
0.35%
0.58%
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
03/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Assets was 2.13% as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Return on Average Assets was 0.96% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Assets was 1.28% as described in the Form 10-Q for the quarter ended September 30, 2006.

Return on Average Equity



16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
15.00%
10.17%
12.05%
11.36%
4.40%
7.60%
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
03/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Equity was 26.12% as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Return on Average Equity was 11.20% as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Equity was 15.25% as described in the Form 10-Q for the quarter ended September 30, 2006.

Diluted Earnings per Share



$0.70
$0.49
$0.60
$0.57
$0.22
$0.39
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$ -
12/05 (1)
03/06
06/06 (2)
09/06 (3)
12/06
03/07
(Quarter Ended)

(1) Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Diluted Earnings per Share was $1.23 as described in the Form 10-Q for the quarter ended December 31, 2005.

(2) Excluding a $500,000 contribution to the Provident Savings Bank Charitable Foundation. On a GAAP basis, Diluted Earnings per Share was $0.56 as described in the Form 10-K for the fiscal year ended June 30, 2006.

(3) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Diluted Earnings per Share was $0.77 as described in the Form 10-Q for the quarter ended September 30, 2006.

Provident Financial Holdings, Inc.

Book Value per Share



$20.20
$20.00
$19.80
$19.60
$19.40
$19.20
$19.00
$18.80
$18.60
$19.12
$19.12
$19.31
$19.30
$19.48
$19.48
$20.09
$20.09
$19.99
$19.99
$20.11
$20.11
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/05 through 03/31/07.

PROVIDENT

Provident Financial Holdings, Inc.

Community Banking

PROVIDENT

Bank

More for you everyday.

Total Assets



10% C.A.G.R.*
(In Millions)
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$1,576
$1,563
$1,622
$1,696
$1,770
$1,770
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/05 through 03/31/07.

Loan to Investment Mix



(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$200
$190
$177
$194
$182
$165
$1,162
$1,205
$1,263
$1,306
$1,390
$1,390
15% C.A.G.R.*
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/05 through 03/31/07.

Provident Bank Loan Originations (Primarily "Preferred Loans")

Provident Financial Holdings, Inc.



(In Millions)
$120
$100
$80
$60
$40
$20
$0
$52
$109
$86
$70
$94
$55
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)

Loan Portfolio Mix
(Loans Held for Investment - LHFI)



Steady increase
in Preferred Loans
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
(In Millions)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
12/05
03/06
06/06
09/06
12/06
03/07
Preferred Loans
Single-family loans
% of Preferred Loans to LHFI

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



LHFI = $8.9 million, 0.50%
Coachella = $2.5 million, 0.14%
Repurchase = $3.3 million, 0.19%
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
(InThousands)
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
(Percentage)

	12/05	03/06	06/06	09/06	12/06	03/07
Non-Performing Assets	$849	$1,549	$2,528	$4,426	$13,740	$14,680
NPA to Total Assets	0.05%	0.10%	0.16%	0.26%	0.78%	0.83%

Asset Quality

Provision for Loan Losses (PLL) & Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
-$500
(In Thousands)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
(Percentage)

	12/05	03/06	06/06	09/06	12/06	03/07
PLL	-$27	$1,301	-$205	$637	$3,746	$1,185
ALL to LHI	0.79%	0.87%	0.81%	0.82%	1.04%	1.12%

Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings



(In Millions)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$467
$500
$445
$470
$501
$431
$546
$527
$391
$618
$541
$374
$689
$570
$357
$637
$618
$365
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)
Transaction Accounts
CDs
Borrowings
Given the environment, CDs are the primary driver of deposit growth

Deposit Composition

Provident Financial Holdings, Inc.



As of 03/31/2007
(In Millions)
$700
$600
$500
$400
$300
$200
$100
$0
$618
$160
$130
$47
$28
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market



As of 12/31/2005
(In Millions)
$500
$400
$300
$200
$100
$0
$500
$225
$133
$51
$36
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

PROVIDENT
Provident Financial Holdings, Inc.

Mortgage Banking

PROVIDENT
Bank Mortgage ™

Faster funded home loans.

Provident Bank Mortgage Loan Originations


(In Millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$99
$42
$83
$48
$79
$37
$301
$250
$284
$311
$310
$294
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)
Saleable
Portfolio

“High Margin” vs. “Low Margin” Products



(In Millions)
$350
$300
$250
$200
$150
$100
$50
$0
$71
$71
$78
$71
$89
$91
$230
$179
$206
$240
$221
$203
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

Loan Sale Margin


Dysfunctional secondary market
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.10%
1.01%
0.95%
1.11%
1.00%
0.71%
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)

Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity



(In Millions)
$140
$135
$130
$125
$120
$115
$110
$105
$100
$131
$137
$136
$138
$134
$132
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)

Share Repurchase Program



200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	12/05	03/06	06/06	09/06	12/06	03/07
Shares Repurchased	169,015	21,590	148,564	111,185	190,338	194,580
Average Cost per Share	$27.25	$29.36	$29.65	$30.35	$30.09	$27.62

(Quarter Ended)

Cash Dividend per Share


$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
$0.14
$0.15
$0.15
$0.15
$0.18
$0.18
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)

Consolidated Capital Ratio


8.80%
8.60%
8.40%
8.20%
8.00%
7.80%
7.60%
7.40%
7.20%
7.00%
6.80%
6.60%
8.28% 8.28%
8.76% 8.75%
8.40% 8.40%
8.16% 8.16%
7.56% 7.56%
7.43% 7.43%
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

Bank Capital Ratio


Tier 1 Core Capital Ratio
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
8.02%
8.24%
8.08%
7.51%
7.14%
7.15%
Have not tapped trust preferred
12/05
03/06
06/06
09/06
12/06
03/07
(Quarter Ended)

Stock Performance



$120
$115
$110
$105
$100
$95
$90

	Sep 2005	Dec 2005	Mar 2006	Jun 2006	Sep 2006	Dec 2006	Mar 2007
PROV	$100	$94	$117	$109	$110	$111	$101
Nasdaq Bank Index	$100	$102	$108	$107	$109	$115	$111
Nasdaq Stock Index	$100	$103	$109	$101	$105	$113	$113

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on September 30, 2005 and that all dividends were reinvested.

PROVIDENT™

Provident Financial Holdings, Inc.

PROV™

NASDAQ

LISTED

www.myprovident.com